SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Syndax Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

87164F105
(CUSIP Number)

December 31, 2020
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number:  87164F105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	737,239 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	737,239 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	737,239 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	1.6% **
12)	Type of Reporting Person	PN
* As of December 31, 2020
** Based on 46,369,185 shares to be outstanding after the completion of the Issuer’s secondary offering of Common Stock, as reported in the Issuer’s Prospectus on Form 424B5 dated December 8, 2020 and filed with the Securities and Exchange Commission on December 9, 2020 relating to such offering (without giving effect to the underwriters’ option to purchase additional shares of Common Stock.)

CUSIP Number:  87164F105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	DP VIII Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	5,464 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	5,464 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,464 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN
* As of December 31, 2020
** Based on 46,369,185 shares to be outstanding after the completion of the Issuer’s secondary offering of Common Stock, as reported in the Issuer’s Prospectus on Form 424B5 dated December 8, 2020 and filed with the Securities and Exchange Commission on December 9, 2020 relating to such offering (without giving effect to the underwriters’ option to purchase additional shares of Common Stock.)

CUSIP Number:  87164F105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners VI, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,162,554 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,162,554 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,162,554 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	2.5% **
12)	Type of Reporting Person	PN
* As of December 31, 2020
** Based on 46,369,185 shares to be outstanding after the completion of the Issuer’s secondary offering of Common Stock, as reported in the Issuer’s Prospectus on Form 424B5 dated December 8, 2020 and filed with the Securities and Exchange Commission on December 9, 2020 relating to such offering (without giving effect to the underwriters’ option to purchase additional shares of Common Stock.)

CUSIP Number:  87164F105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	DP VI Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	9,283 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	9,283 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,283 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN
* As of December 31, 2020
** Based on 46,369,185 shares to be outstanding after the completion of the Issuer’s secondary offering of Common Stock, as reported in the Issuer’s Prospectus on Form 424B5 dated December 8, 2020 and filed with the Securities and Exchange Commission on December 9, 2020 relating to such offering (without giving effect to the underwriters’ option to purchase additional shares of Common Stock.)

CUSIP Number:  87164F105

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Associates, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	13,564 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	13,564 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,564 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN
* As of December 31, 2020
** Based on 46,369,185 shares to be outstanding after the completion of the Issuer’s secondary offering of Common Stock, as reported in the Issuer’s Prospectus on Form 424B5 dated December 8, 2020 and filed with the Securities and Exchange Commission on December 9, 2020 relating to such offering (without giving effect to the underwriters’ option to purchase additional shares of Common Stock.)

CUSIP Number:  87164F105

Amendment No. 1 to Schedule 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 9, 2017 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(b) –	Address of Issuer’s Principal Executive Offices:

Building D, Floor 3, 35 Gatehouse Drive, Waltham, MA  02451

Item 2(b)  –  Address of Principal Business Office:

202 Carnegie Center, Suite 104, Princeton, NJ 08540

Item 4 –  Ownership.

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

Item 5 –  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP Number:  87164F105

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2021

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DOMAIN ASSOCIATES, LLC

By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact